November 4, 2005



Mail Stop 4561



Mr. Nobuyuki Koga
President and Chief Executive Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

Re:	Nomura Holdings, Inc.
	Form 20-F for Fiscal Year Ended March 31, 2005
	File No. 1-15270

Dear Mr. Koga:

      We have reviewed your letter filed on October 18, 2005 and have the following comments.

Form 20-F for the Fiscal Year Ended March 31, 2005:

Domestic Retail, page 30

1. We note your supplemental response to comment 3 of our letter dated September 29, 2005. We also note your risk factor disclosure on page 5 that a market downturn that reduces the value of your client`s portfolios, increases withdrawals or reduces new investments would reduce your asset management revenues. As you generally charge asset management fees based on the value of your clients` portfolios, in future filings please separately disclose the change in assets under management (irrespective of whether they are held in your custody or not) from which you derive asset management revenues attributable to the net cash flows by clients and the change in valuation of managed assets for each significant category of managed assets. If you do not have this information available to you, please disclosure how you determine the underlying reasons for fluctuations in asset management revenues for purposes of your discussion and analysis of operating results.

Global Wholesale, page 34

2. We note your supplemental response to comment 4 of our letter dated September 29, 2005. Please tell us and in future filings disclose the changes in the factors underlying the Terra Firma investments, which impacted their valuation during the periods presented.


* * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have any questions.


Sincerely,



Joyce Sweeney
Accounting Branch Chief

Nobuyuki Koga
Nomura Holdings, Inc.
November 4, 2005
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